Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE) ISIN - ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

Exhibit 99.1

MARKET RELEASE

Sibanye-Stillwater to provide emergency financial support for New Century Resources following suspension of operations at the Century mine due to extreme weather affecting Northern Queensland

Johannesburg, 23 March 2023: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) wishes to advise stakeholders that, following a request for emergency financial support, the Board of Sibanye-Stillwater has approved financial support of up to A$30 million for New Century Resources Limited (New Century), subject to certain conditions.

As announced by New Century on 9 March 2023 (Refer to NCR operational update), record levels of rainfall affecting North Queensland resulted in flooding at the Century mine and Karumba port facility during early March 2023. No safety incidents were experienced, and core infrastructure remains secure, however, due to the extent of the flooding event, operations are currently estimated to remain suspended for a further 2-3 weeks, resulting in an approximately 15kt-20kt of zinc metal production being affected. The Target's Statement issued by New Century on 17 March 2023 in response to Sibanye-Stillwater's takeover offer (Refer to Target's Statement) highlighted to shareholders that "Recent weather events have created a production shortfall that is likely to impact on the Company's short term liquidity position" and "As noted in the half-year accounts to 31 December 2022, a material uncertainty exists that may cast significant doubt on New Century's ability to continue as a going concern as a standalone entity".

Sibanye-Stillwater remains committed to working with New Century to ensure the safety of the on-site team and the safe restart of operations. Sibanye-Stillwater also remains committed to working with New Century to ensure that it remains in a position to meet its financial obligations while it recovers from this unforeseen event, subject to certain conditions.

Background to the Takeover Bid

Sibanye-Stillwater on 21 February 2023 announced its intention to make a takeover bid via its Australian subsidiary to New Century shareholders, to acquire up to 100% of New Century's share capital through an off-market takeover bid under the Australian Corporations Act and by on-market purchases at the takeover bid price (Refer to Bidder's Statement). The takeover bid opened for acceptance by New Century shareholders on 7 March 2023 (with the distribution of Sibanye-Stillwater's Bidder's Statement), and will close on 11 April 2023 unless extended. The Board of New Century recommended to its shareholders to accept Sibanye-Stillwater's offer on 8 March 2023 and published its Target's Statement on 17 March 2023.

The offer to New Century shareholders has been well received with Sibanye-Stillwater's interest in New Century increasing to 87.64% as at 21 March 2023 (Refer to Notice of change of interests of substantial holder) through a combination of on-market purchases and takeover offer acceptances.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing Group with a diverse portfolio of projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has controlling interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. For more information, visit our website at www.sibanyestillwater.com

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
YouTube: www.youtube.com/channel/UCl9UZT87nncSvSvJ8i7az8Q

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

The information in this document may contain forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this announcement.

All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater's actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater's future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater's ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater's ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater's estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater's business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the Rhyolite Ridge project); the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa's credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater's properties by claimants to land under restitution and other legislation; Sibanye-Stillwater's ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group's mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater's business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater's PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater's financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater's operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater's ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater's information technology, communications and systems; the adequacy of Sibanye-Stillwater's insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater's South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19).

Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater's filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2021 Integrated Report and the annual report on Form 20-F for the fiscal year ended 31 December 2021 (SEC File no. 333-234096).

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group's external auditors.

NON-IFRS MEASURES

The information contained in this document may contain certain non-IFRS measures, including adjusted EBITDA, AISC, AIC and Nickel equivalent sustaining cost. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater's financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group's external auditors.

MINERAL RESOURCES AND MINERAL RESERVES

Sibanye-Stillwater's Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, the exchange rates, operating costs, mining permits, changes in legislation and operating factors. Sibanye-Stillwater reports its Mineral Resources and Mineral Reserves in accordance with the rules and regulations promulgated by each of the United States Securities and Exchange Commission (SEC) and the JSE at all managed operations, development, and exploration properties. Sibanye-Stillwater expects to file the information required by Subpart 1300 of Regulation S-K under the Securities Act of 1933, including a Technical Report Summary in respect of the Keliber project, with its annual report on Form 20-F for the year ended 31 December 2022.

WEBSITES

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report.